SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In  June, 2015 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council			( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives		Securities Characteristics (2)			Quantity	%
						Same Class and Type	Total
Shares		Common			6,479,379	0.0412	0.0412
ADR (*)		Common			367,280	0.0023	0.0023

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price R$	Volume (R$) (3)
Shares	Common	Direct with the Company	Exerc Options	19	423,000	2.46648	1,043,321.04
Shares	Common	Direct with the Company	Exerc Options	19	325,800	4.29096	1,397,994.77
Shares	Common	Direct with the Company	Exerc Options	30	111,200	4.29096	477,154.75
			Total Buy		860,000		2,918,470.56

Shares	Common	Itau Corretora	Sell	12	1,000	18.64	18,640.00
			Total Sell		1,000		18,640.00

Final Balance

Securities / Derivatives		Securities Characteristics (2)			Quantity	%
						Same Class and Type	Total
Shares		Common			7,338,379	0.0467	0.0467
ADR (*)		Common			367,280	0.0023	0.0023

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*) Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In June, 2015 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and related persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			11,295,061,195		71.8624	71.8624
ADR (*)	Common			16,302,499		0.1037	0.1037

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price R$	Volume (R$) (3)
Shares	Common	Brasil Plural	Buy	05	400	18.34	7,336.00
Shares	Common	Brasil Plural	Buy	05	14,100	18.35	258,735.00
Shares	Common	Brasil Plural	Buy	05	1,400	18.36	25,704.00
Shares	Common	Brasil Plural	Buy	05	10,400	18.37	191,048.00
Shares	Common	Brasil Plural	Buy	05	37,500	18.38	689,250.00
Shares	Common	Brasil Plural	Buy	05	28,300	18.39	520,437.00
Shares	Common	Brasil Plural	Buy	05	51,900	18.40	954,960.00
Shares	Common	Brasil Plural	Buy	05	4,200	18.41	77,322.00
Shares	Common	Brasil Plural	Buy	05	1,400	18.42	25,788.00
Shares	Common	Brasil Plural	Buy	05	200	18.50	3,700.00
Shares	Common	Brasil Plural	Buy	05	1,000	18.52	18,520.00
Shares	Common	Brasil Plural	Buy	05	800	18.53	14,824.00
Shares	Common	Brasil Plural	Buy	05	8,000	18.54	148,320.00
Shares	Common	Brasil Plural	Buy	05	11,800	18.55	218,890.00
Shares	Common	Brasil Plural	Buy	05	3,600	18.57	66,852.00
Shares	Common	Brasil Plural	Buy	05	6,200	18.58	115,196.00
Shares	Common	Brasil Plural	Buy	05	8,200	18.59	152,438.00
Shares	Common	Brasil Plural	Buy	05	112,200	18.60	2,086,920.00
Shares	Common	Brasil Plural	Buy	12	64,700	18.62	1,204,714.00
Shares	Common	Brasil Plural	Buy	12	211,500	18.63	3,940,245.00
Shares	Common	Brasil Plural	Buy	12	130,900	18.64	2,439,976.00
Shares	Common	Brasil Plural	Buy	12	223,500	18.65	4,168,275.00
Shares	Common	Brasil Plural	Buy	12	58,300	18.66	1,087,878.00
Shares	Common	Brasil Plural	Buy	12	16,500	18.67	308,055.00
Shares	Common	Brasil Plural	Buy	12	47,500	18.68	887,300.00
Shares	Common	Brasil Plural	Buy	12	36,600	18.69	684,054.00
Shares	Common	Brasil Plural	Buy	12	15,500	18.70	289,850.00
Shares	Common	Brasil Plural	Buy	19	1,000	18.61	18,610.00
Shares	Common	Brasil Plural	Buy	19	2,300	18.62	42,826.00
Shares	Common	Brasil Plural	Buy	19	17,800	18.63	331,614.00
Shares	Common	Brasil Plural	Buy	19	7,400	18.64	137,936.00
Shares	Common	Brasil Plural	Buy	19	28,700	18.65	535,255.00
Shares	Common	Brasil Plural	Buy	19	53,500	18.66	998,310.00
Shares	Common	Brasil Plural	Buy	19	32,600	18.67	608,642.00
Shares	Common	Brasil Plural	Buy	19	214,100	18.68	3,999,388.00
Shares	Common	Brasil Plural	Buy	19	79,000	18.69	1,476,510.00
Shares	Common	Brasil Plural	Buy	19	155,600	18.70	2,909,720.00
Shares	Common	Brasil Plural	Buy	19	3,400	18.80	63,920.00
Shares	Common	Credit Suisse	Buy	19	500,000	18.80	9,400,000.00
Shares	Common	Credit Suisse	Buy	19	1,000,000	18.82	18,820,000.00
Shares	Common	Brasil Plural	Buy	30	400	19.04	7,616.00
Shares	Common	Brasil Plural	Buy	30	7,000	19.05	133,350.00
Shares	Common	Brasil Plural	Buy	30	13,800	19.06	263,028.00
Shares	Common	Brasil Plural	Buy	30	8,100	19.07	154,467.00
Shares	Common	Brasil Plural	Buy	30	3,600	19.08	68,688.00
Shares	Common	Brasil Plural	Buy	30	13,700	19.09	261,533.00
Shares	Common	Brasil Plural	Buy	30	57,800	19.10	1,103,980.00
Shares	Common	Credit Suisse	Buy	30	4,500,000	19.12	86,040,000.00
			Total Buy		7,806,400		147,961,980.00

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			11,302,867,595		71.9121	71.9121
ADR (*)	Common			16,302,499		0.1037	0.1037

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*) Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In June, 2015 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		7,225	0.0000	0.0000

Final Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		7,225	0.0000	0.0000

(1)     When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)     Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)     Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer
Date: July 10, 2015